Filed Pursuant to Rule 424(b)(3)

SEC File No. 333-185212

Prospectus Supplement No. 3

(To Prospectus dated May 2, 2014)

Plastec Technologies, Ltd.

13,275,057 Ordinary Shares and 1,181,122 Warrants (for Resale)

4,727,772 Ordinary Shares and 289,625 Warrants (for Issuance)

_______________________________

This Prospectus Supplement No. 3 amends and supplements the Prospectus dated May 2, 2014 relating to (A) 13,275,057 ordinary shares and 1,181,122 warrants of Plastec Technologies, Ltd. that may be sold from time to time by the Selling Securityholders set forth in the Prospectus and (B) the issuance of (i) 2,967,400 ordinary shares underlying outstanding warrants issued in our initial public offering (or “IPO”) pursuant to a prospectus dated November 19, 2009, (ii) 289,625 ordinary shares and 289,625 warrants underlying unit purchase options originally issued to the underwriters in our IPO and their designees and 289,625 ordinary shares underlying the warrants included in the unit purchase options, and (iii) 1,181,122 ordinary shares underlying warrants sold in a private placement taking place simultaneously with our IPO to certain of our insiders (or “Insider Warrants”) to the extent such warrants are transferred prior to exercise, so that such warrants and unit purchase options may be exercised by their holders.

We will not receive any proceeds from the sale of the securities under this prospectus, although we could receive up to $13,582,903 upon the exercise of all of the Insider Warrants, up to $4,344,375 upon the exercise of the unit purchase options issued to the representative of the underwriters of our IPO and their designees, up to $3,330,687.50 upon the exercise of the warrants issuable upon exercise of such unit purchase options and up to $34,125,100 upon the exercise of the warrants issued in our IPO. Any amounts we receive from such exercises will be used for working capital and other general corporate purposes.

The securities are being registered to permit the Selling Securityholders to sell the securities from time to time in the public market at prices determined by the prevailing market prices or in privately negotiated transactions. Information regarding the Selling Securityholders, the amounts of ordinary shares and warrants that may be sold by them and the times and manner in which they may offer and sell the ordinary shares and warrants under this prospectus is provided under the sections titled “Selling Securityholders” and “Plan of Distribution,” respectively, in the Prospectus. We do not know when or in what amount the Selling Securityholders may offer the securities for sale. The Selling Securityholders may sell any, all, or none of the securities offered by this prospectus.

Our ordinary shares and warrants are quoted on the OTC Bulletin Board under the symbols “PLTYF” and “PLTWF,” respectively. As of November 11, 2014, the closing sale price of our ordinary shares was $6.50 per share and the closing sale price of our warrants was $0.0001 per warrant.

This Prospectus Supplement No. 3 is being filed to include the information set forth in the Report of Foreign Private Issuer on Form 6-K filed on November 12, 2014, which is set forth below. This Prospectus Supplement No. 3 should be read in conjunction with the Prospectus dated May 2, 2014, which is to be delivered with this prospectus supplement. This Prospectus Supplement No. 3 is not complete without, and may not be delivered or utilized except in conjunction with, the Prospectus, including any amendments or supplements thereto.

Investing in our securities involves significant risks. See the section entitled “Risk Factors” beginning on page 4 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

_______________________________

The date of this Prospectus Supplement No. 3 is November 12, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2014

Commission File Number:000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Unaudited Financial Statements

This Report of Foreign Private Issuer on Form 6-K by Plastec Technologies, Ltd. (“we, “us”, “our” or the “Company”) contains the Company’s unaudited financial results for its fiscal year 2014 third quarter and nine months ended September 30, 2014.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report of Foreign Private Issuer on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report of Foreign Private Issuer on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report of Foreign Private Issuer on Form 6-K is filed to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report of Foreign Private Issuer on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the business in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the plastic industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	(Unaudited) September 30,	(Audited) December 31,
	2014	2013
	HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	485,883	348,901
Trade receivables, net of allowances for doubtful accounts of HK$nil, and HK$nil as of December 31, 2013 and September 30, 2014, respectively	290,579	269,419
Inventories	98,935	107,058
Deposits, prepayment and other receivables	36,606	28,139
Total current assets	912,003	753,517

Property, plant and equipment, net	292,052	364,149
Prepaid lease payments, net	20,074	22,167
Other assets	10,681	2,325
Deferred tax assets	13,141	12,225
Intangible assets	438	438
Total assets	1,248,389	1,154,821

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank borrowings	21,423	37,782
Trade payables	130,897	105,428
Other payables and accruals	113,571	116,608
Tax payable	55,321	41,389
Total current liabilities	321,212	301,207

Bank Borrowings	50,000	50,000
Total liabilities	371,212	351,207

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 12,938,128 and 12,938,128 shares issued and outstanding as of December 31, 2013 and September 30, 2014, respectively)	101	101
Additional paid-in capital	26,050	26,455
Accumulated other comprehensive income	9,569	17,901
Retained earnings	841,457	759,157
Total shareholders’ equity	877,177	803,614

Total liabilities and shareholders’ equity	1,248,389	1,154,821

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3-month period ended September 30,		For the 9-month period ended September 30,
	2014	2013	2014	2013
	HK$	HK$	HK$	HK$

Revenues	343,270	286,835	880,463	881,902
Cost of revenues	(254,790)	(226,847)	(676,045)	(684,256)
Gross profit	88,480	59,988	204,418	197,646

Operating expenses, net
Selling, general and administrative expenses	(47,018)	(41,379)	(104,517)	(121,104)
Other income/(expenses)	463	(858)	1,627	1,872
Gain/(loss) on disposal of a subsidiary	(432)	-	29,125	-
Gain/(loss) on disposal of property, plant and equipment	383	(13,636)	494	(16,408)
Total operating expenses, net	(46,604)	(55,873)	(73,271)	(135,640)

Income from operations	41,876	4,115	131,147	62,006

Interest income	501	73	1,056	178
Interest expense	(413)	(272)	(1,281)	(950)
Income before income tax expense	41,964	3,916	130,922	61,234

Income tax expense	(8,635)	(3,688)	(18,348)	(4,350)
Net income	33,329	228	112,574	56,884

Other comprehensive income/(expense)
Foreign currency translation adjustment	(6,179)	479	(8,330)	2,776
Comprehensive income attributable to Plastec Technologies, Ltd.	27,150	707	104,244	59,660

Net income per share:

Weighted average number of ordinary shares	12,938,128	13,594,107	12,938,128	13,681,314

Weighted average number of diluted ordinary shares	12,938,128	13,594,107	12,938,128	13,681,314

Basic income per share attributable to Plastec Technologies, Ltd.	HK$2.6	HK$0.0	HK$8.7	HK$4.2

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$2.6	HK$0.0	HK$8.7	HK$4.2

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$
Balance at December 31, 2012 and at January 1, 2013	14,292,228	112	85,332	14,524	678,277	778,245

Net income for the year	-	-	-	-	80,880	80,880
Share repurchases	(1,354,100)	(11)	(63,360)	-	-	(63,371)
Warrant repurchases	-	-	(33)	-	-	(33)
Capital contribution	-	-	4,516	-	-	4,516
Cumulative translation adjustment	-	-	-	3,377	-	3,377

Balance at December 31, 2013 and at January 1, 2014	12,938,128	101	26,455	17,901	759,157	803,614

Net income for the period	-	-	-	-	112,574	112,574
Dividends declared	-	-	-	-	(30,275)	(30,275)
Warrant repurchases	-	-	(406)	-	-	(406)
Cumulative translation adjustment	-	-	-	(8,330)	-	(8,330)

Balance at September 30, 2014	12,938,128	101	26,049	9,571	841,456	877,177

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 9-month period ended September 30,
	2014	2013
	HK$	HK$
Operating activities
Net income	112,574	56,884
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	82,859	95,405
Gain on disposal of a subsidiary	(29,125)	-
(Gain)/loss on disposal of property, plant and equipment	(494)	16,408
Deferred tax credit	(1,829)	(15,917)
Changes in operating assets and liabilities:
Trade receivables	(21,159)	(8,718)
Inventories	8,123	1,205
Deposits, prepayment and other receivables	(8,493)	(11,730)
Trade payables	25,470	(23,001)
Other payables and accruals	(2,449)	(28,117)
Tax payables	17,328	18,744
Net cash provided by operating activities	182,805	101,163

Investing activities
Purchase of property, plant and equipment	(24,740)	(23,281)
Proceeds from disposal of a subsidiary	43,015	-
Proceeds from disposal of property, plant and equipment	1,204	3,811
Deposits for purchase of property, plant and equipment	(10,681)	(353)
Net cash (used in)/generated from investing activities	8,798	(19,823)

Financing activities
Repurchases of shares and/or warrants	(406)	(35,979)
Net repayment of bank borrowings	(16,360)	(50,519)
Dividends paid	(30,275)	-
Net cash used in financing activities	(47,041)	(86,498)

Net increase/(decrease) in cash and cash equivalents	144,562	(5,158)

Effect of exchange rate changes on cash and cash equivalents	(7,580)	2,776

Cash and cash equivalents, beginning of period	348,901	309,862
Cash and cash equivalents, end of period	485,883	307,480

Supplementary disclosures of cash flow information:

Interest paid, net	225	772
Income taxes paid	2,849	881

Plastec Technologies, Ltd.

Management discussion and analysis

General

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period. Actual results could differ from those estimates. Unless otherwise indicated, all financial information presented in HK$ may be converted to US$ using the exchange rate of 7.8 HK$ for every 1 US$.

Results of Operations

Operating results for the third quarter ended September 30, 2014 compared to the third quarter ended September 30, 2013

We recorded an approximately 19.7% increase in revenue for the third quarter ended September 30, 2014 to HK$343.3 million compared to the corresponding period in the prior year. The increase in revenue was primarily due to increased sales orders in line with the product launching of our customers, as well as new sales orders solicited in this quarter.

Our gross profit increased by approximately 47.5% to HK$88.5 million compared to the corresponding period in the prior year. The increase was primarily due to a decrease in costs of revenues such as raw materials costs compared to the corresponding period in the prior year as a result of our continued focusing on sales orders with higher margins. Gross profit margin increased to 25.8% from 20.9% compared to the corresponding period in the prior year.

Income before income tax expenses increased by approximately 971.6% to HK$42.0 million compared to the corresponding period in the prior year. The increase in this period resulted from the increased gross margin and that there was a loss on disposals of property, plant and equipment of HK$13.6 million in the corresponding period in the prior year.

Total selling, general and administrative expenses increased by approximately 13.6% to HK$47.0 million compared to the corresponding period in the prior year. This increase was mainly attributable to an exchange loss of approximately HK$9.7 million during the period compared to an exchange loss of HK$3.5 million in the corresponding period in the prior year.

Income tax expense was HK$8.6 million in this period compared to HK$3.7 million in the corresponding period in the prior year, representing an effective tax rate of 20.6% currently. Net income after tax increased to HK$33.3 million in the third quarter ended September 30, 2014, compared to net income after tax of HK$0.2 million in the corresponding period in the prior year.

Operating results for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013

We recorded an approximately 0.2% slight decline in revenue for the nine months ended September 30, 2014 to HK$880.5 million compared to the corresponding period in the prior year. The decrease in revenue was mainly attributable to our continued efforts in pursuing sales orders with higher margins.

Our gross profit was HK$204.4 million for the nine months ended September 30, 2014, increased by approximately 3.4% from the corresponding period in the prior year. Gross profit margin increased to 23.2% from 22.4% correspondingly.

Income before income tax expenses increased by approximately 113.8% to HK$130.9 million compared to the corresponding period in the prior year. The increase was largely a combined result of a one-off gain on disposal of a subsidiary for approximately HK$29.1 million and a minimization of selling, general and administrative expenses in the period, in contrast with loss arising from disposals of property, plant and equipment of HK$16.4 million in the corresponding period in the prior year.

Total selling, general and administrative expenses decreased by approximately 13.7% to HK$104.5 million compared to the corresponding period in the prior year. The decrease was mainly attributable to our implementation of costs containment strategies and capacity restructuring during 2013 resulting in downsizing and cessation of our operations at Heyuan and Zuhai.

Income tax expense was HK$18.3 million compared to HK$4.4 million in the corresponding period in the prior year, representing an effective tax rate of 14.0% currently.

Net income after tax increased by approximately 97.9% to HK$112.6 million in the nine months ended September 30, 2014, compared to net income after tax of HK$56.9 million in the corresponding period in prior year.

Balance sheet positions as at September 30, 2014 compared to December 31, 2013

Total assets increased by HK$93.6 million or approximately 8.1% to HK$1,248.4 million as at September 30, 2014 compared to HK$1,154.8 million as at December 31, 2013. This increase was mainly attributed to a HK$137.0 million increase in cash and cash equivalents, a HK$21.2 million increase in trade receivables, a HK$8.5 million increase in deposits, prepayment and other receivables, and a HK$8.3 million increase in other assets against a HK$72.1 million decrease in net book value of fixed assets and a HK$8.1 million decrease in inventories.

Total liabilities increased by HK$20.0 million or approximately 5.7% to HK$371.2 million as at September 30, 2014 compared to HK$351.2 million as at December 31, 2013. This increase was mainly attributed to a HK$25.5 increase in trade payables and a HK$13.9 increase in tax payables, against a HK$16.4 million decrease in bank borrowings.

Cashflow analysis

We have relied primarily upon internally generated funds and bank borrowings to finance our operations and expansion.

For the nine months ended September 30, 2014, we recorded HK$144.5 million cash inflow as compared to HK$5.2 million cash outflow in the corresponding period in the prior year, arising from increased cash provided by operating activities, increased cash generated from investing activities which included proceeds from disposals of a subsidiary, underpinned also by a decreased cash used in financing activities during the period.

We generated HK$182.8 million net cash inflow provided by operating activities which included an adjustment of HK$29.1 million gain on disposal of a subsidiary, compared to HK$101.2 million net cash inflow in the corresponding period in the prior year. We recorded approximately HK$43.0 million proceeds from disposal of a subsidiary which accordingly contributed to the HK$8.8 million net cash generated from investing activities, compared to HK$19.8 million net cash used in investing activities in the corresponding period in the prior year. Net cash used in financing activities for the period was HK$47.0 million which included HK$30.3 million payment of dividends, compared to HK$86.5 million net cash used in financing activities in the corresponding period in the prior year which included HK$36.0 million used in repurchases of securities during the corresponding period in the prior year.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name:	Kin Sun Sze-To
Title:	Chief Executive Officer

Dated: November 12, 2014